Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-1 and the use of our report dated August 14, 2023, on the consolidated financial statements of NextTrip Group, LLC. (the “Company”) for the years ended February 28, 2023 and 2022 appearing in the Prospectus, which is part of this Registration Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer LLC

TPS Thayer LLC
Sugar Land, Texas
April 8, 2024